Deutsche Bank Aktiengesellschaft
Taunusanlage 12
60325 Frankfurt am Main, Germany
 March 12, 2026
VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Notice of Disclosure Filed in Annual Report on Form 20-F Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act
Ladies and Gentlemen:
Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of
the Securities Exchange Act of 1934, as amended, notice is hereby provided that Deutsche Bank Aktiengesellschaft has made disclosure pursuant to such provisions in its Annual Report on Form 20-F for the fiscal year ended
December 31, 2025, which report was filed with the U.S. Securities and Exchange Commission on March 12, 2026.
Such disclosure is set forth in the section entitled “Disclosures Under Iran Threat Reduction and Syria Human Rights
Act of 2012”, which begins on page 115 of such report.
Deutsche Bank Aktiengesellschaft
By: /s/ Andrea Schriber
Name:Andrea Schriber
Title:Managing Director
By: /s/ Joseph C. Kopec
Name:Joseph C. Kopec
Title:Managing Director & Associate General Counsel